February 6, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Hughes Communications, Inc.
Amend No. 2 to Form S-1
Filed January 26, 2006
File No. 333-130136

Dear Mr. Spirgel:

On behalf of our client, Hughes Communications, Inc. (the “Company”), enclosed please find four copies of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”) which was filed today via EDGAR with the Securities and Exchange Commission (the “Commission”). Also enclosed are four copies of Amendment No. 3 marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on January 26, 2006. The changes in Amendment No. 3 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated February 2, 2006 (the “Comment Letter”).

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers and footnotes in the comments and responses refer to pages and footnotes, respectively, of Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in Amendment No. 3.

Second Amendment to Form S-1

General

1.	We note your response to our prior comment 8, including the exhibits to that comment that were submitted to us on a supplemental basis. Please submit those exhibits on EDGAR as correspondence with your response to this comment letter.

The Company has submitted the relevant exhibits on EDGAR as correspondence with this letter and those exhibits are attached to this letter as Exhibits A and B for your convenience.

Management, page 122

Directors and Executive Officers, page 122

2.	We note your disclosure that Messrs. Stephen H. Clark and Pradman P. Kaul are expected to be elected as directors prior to the distribution. Since Messrs. Clark and Kaul have not signed the registration statement, please file their consents to being named in the registration statement as about to become directors. See Rule 438 of Regulation C.

The consent of Mr. Clark to be named in the registration statement as a prospective director of the Company has been filed with Amendment No. 3 as Exhibit 99.9. Mr. Kaul was elected to the Company’s Board of Directors and has signed Amendment No. 3.

3.	Your disclosure in this section as to which positions will be held by particular people is confusing. For example, you list Mr. Jeffrey A. Leddy as your Director, Chief Executive Officer and President. You then disclose that you expect to elect Mr. Pradman P. Kaul as your Chief Executive Officer and President prior to the distribution. Does this mean that Mr. Leddy will no longer be employed by Hughes Communications in those positions, or at all? As another example, it is not clear if you will have a chairman of your board of directors. Please clarify your disclosure. In addition, tell us in your response letter whether you intend to fill your officer and director positions as planned prior to the effectiveness of the registration statement.

The Company notes your comment and the disclosure in this section has been revised in an attempt to clarify which positions are now held by particular people and to disclose that the Company does not have a chairman of its board of directors. The Company intends to elect Mr. Clark prior to the distribution and has otherwise, as disclosed in Amendment No. 3, filled its officer positions.

Director and Executive Compensation, page 125

2006 Equity and Incentive Plan

4.	We note your response to our prior comment 12. Please disclose the substance of your response to prior comment 12 and disclose throughout the prospectus how you intend to treat SkyTerra options in the distribution. To the extent that officers, directors and more than five percent beneficial holders will receive different treatment than other option holders, highlight this fact and any benefits that may result. Under the disclosure regarding director and executive officer compensation, disclose the amount of Hughes Communications options that will be granted to each director and named executive officer, including those that will be issued to replace the HNS bonus unit plan. Confirm that you have included the Hughes Communications options to be issued in connection with the distribution in the beneficial ownership table. Lastly, disclose the different treatment of stock options under “Certain Relationships and Related Party Transactions,” and identify each person in that section who will receive the Hughes Communications options and the number of shares into which the options will be exercisable.

The substance of the Company’s response to comment 12 in the Staff’s Comment Letter dated January 20, 2006 has been disclosed throughout the prospectus. In addition, disclosure has been added to explain the extent to which officers, directors and more than five percent beneficial holders will receive different treatment than other option holders and any benefits that may result. The amount of Hughes Communications options that will be granted to each director and named executive officer has been disclosed. The amount of Hughes Communications options that may be issued to replace the HNS bonus unit grant to Mr. McElroy, the sole officer to receive such a grant, has not been disclosed as it is not known at this time.

The Company confirms that the options to purchase shares of its common stock to be issued in connection with the distribution have been included in the beneficial ownership table, and we have revised the footnotes thereto to clarify this fact. Also, the different treatment of stock options has been disclosed under “Certain Relationships and Related Party Transactions,” and that section now identifies each person who will receive the Company options and the number of shares into which the options will be exercisable.

Alternate Prospectus for the Rights Offering

Material U.S. Federal Income Tax Consequences, page 23

5.	We note that, in the materials that you filed as exhibits 99.1 and 99.7, you discuss backup withholding on dividend payments that you may make on shares of common stock issued upon exercise of the rights. Please tell us what consideration you have given to providing disclosure regarding backup withholding in the prospectus.

The Company did not consider disclosure in the Registration Statement regarding backup withholding to be necessary given that neither the distribution nor the rights offering transactions require the Company to make any such backup withholding. However, given that backup withholding may be necessary in connection with the payment of future dividends, if any, on the Company’s common stock, the Company considered it prudent to collect the relevant information from subscribers in the rights offering as part of the letter of transmittal (a document in which holders typically provide such information) to avoid having to make a separate request for such information in the future.

Note 16. Basis of Presentation, page F-80

6.	We note your revised disclosure in response to prior comment 16. It appears that you have not provided all the information required by Question 4 of SAB Topic 1:B. Please revise to include an analysis of the activity in the capital contributions and distributions account and the average balance due to or from the parent for each period an income statement is presented. The analysis of the intercompany accounts should provide a summarized listing of transactions by type for each period for which an income statement is presented, reconciled to the intercompany accounts reflected in the balance sheets. For example summarize the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities.

The disclosure has been revised to include an analysis of the activity in the owner’s equity account, including a summarized listing of transactions by type for each period for which an income statement is presented. HNS has also disclosed that it is not practical to calculate the average net cumulative cash contributions from DTVG as a result of the daily nature of the transfers to and from DTVG under the centralized cash management program.

Note 2. Organization, page F-89

7.	Disclose the number of Class A and Class B membership units issued as of the latest balance sheet date.

The number of Class A and Class B membership units issued as of the latest balance sheet date has been disclosed.

Note 4: Basis of Presentation and Summary of Significant Accounting Policies

Stock-Based Compensation, page F-92

8.	We note that the Class B equity interests are subject to vesting requirements based upon certain performance milestones. Please revise the disclosure to describe the nature of the performance milestones that must be met to achieve vesting.

The disclosure has been revised to describe the nature of the performance milestones that must be met to achieve vesting of the Class B equity interests.

9.	We note your response to comment 18. Please disclose the number of bonus units granted to employees.

The number of bonus units granted to employees has been disclosed.

Exhibits

10.	Please note that, because you are registering the offer and sale of stock subscription rights on the Form S-1, you should include an opinion of counsel regarding the legality of those rights. Please file a legal opinion with your next amendment to the Form S-1, or, alternatively, provide us with a draft copy of the opinion for our review.

An opinion of counsel has been filed with Amendment No. 3 as Exhibit 5.1.

*         *         *         *

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 735-2918. Questions regarding the responses to the accounting comments contained in the Comment Letter should be directed to Mr. Craig Kaufmann at (212) 730-7570.

Very truly yours,

/s/ Gregory A. Fernicola
Gregory A. Fernicola

cc:	Mr. Robert C. Lewis, SkyTerra Communications, Inc.
Mr. Dean A. Manson, Hughes Communications, Inc.
Mr. Derek Swanson

Comment 1

EXHIBIT A

Hughes Communications, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-130136

SkyTerra Communications, Inc.

Equity Method Accounting for HNS

As of April 22, 2005

HNS Book
Current assets	429,059
Property, plant and equipment	240,053
Capitalized software	3,863
Other assets	32,481

Total assets	705,456
Accrued liabilities	118,874
Short-term borrowings	28,939
Other current liabilities	42,421
Long-term debt	368,624
Other long-term liabilities	14,868

Total liabilities	573,726
Minority interests	7,096

Net assets	124,634

SkyTerra ownership	50.0%
SkyTerra portion	62,317
SkyTerra investment	55,160

Differential	(7,157)

Comment 1

EXHIBIT B

Hughes Communications, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333.130136

Hughes Communications, Inc.

Preliminary Allocation of HNS Purchase Price

	April 22, 2005						September 30, 2005
	(A) HNS Book	(B) FV Adjs		(C) Allocate Neg G/W		(A)+(B)+(C) HNS Adj Basis	(D) HNS Book	(E) Adj Basis		(F) FV Adjs		(G) Allocate Neg G/W		(E)+(F)+(G) HNS Pro Forma
Current assets	429,059	—		—		429,059	446,656	446,656				—		446,656
Property, plant and equipment	240,053	145,373	(1)	(166,649	)(6)	218,777	233,023	211,747	(7)	145,373	(13)	(136,012	)(16)	221,108
Capitalized software	3,863	19,828	(2)	(13,663	)(6)	10,028	10,345	16,510	(8)	19,828	(14)	(12,984	)(16)	23,354
Intangible assets	—	34,000	(3)	(21,349	)(6)	12,651	—	12,651	(9)	34,000	(15)	(17,658	)(16)	28,993
Other assets	32,481	—		—		32,481	31,609	31,609		—		—		31,609

Total assets	705,456	199,201		(201,661)		702,996	721,633	719,173		199,201		(166,654)		751,720

Accrued liabilities	118,874	1,250	(4)	—		120,124	103,997	105,247	(10)	1,250	(4)	—		106,497
Short-term borrowings	28,939	1,122	(5)	—		30,061	32,159	33,281	(11)	1,122	(5)	—		34,403
Other current liabilities	42,421	—		—		42,421	65,865	65,865				—		65,865
Long-term debt	368,624	2,325	(5)	—		370,949	351,018	353,343	(12)	2,325	(5)	—		355,668
Other long-term liabilities	14,868	—		—		14,868	14,688	14,688		—		—		14,688

Total liabilities	573,726	4,697		—		578,423	567,727	572,424		4,697		—		577,121
Minority interest	7,096	—		—		7,096	6,052	6,052		—		—		6,052

Net assets	124,634	194,504		(201,661)		117,477	147,854	140,697		194,504		(166,654)		168,547

Footnotes to Exhibit B

(1) PP&E fair value adjustment at 4/22/05 is calculated as follows:

Estimated fair value at 9/30/05	523,768
Decrease in book value from 4/22/05 to 9/30/05	7,030

Estimated fair value at 4/22/05	530,798
Book value at 4/22/05	240,053

Adjustment to fair value	290,745
Percentage acquired	50%

Fair value adjustment at 4/22/05	145,373

(2) Capitalized software fair value adjustment at 4/22/05 is calculated as follows:

Estimated fair value at 9/30/05	50,000
Increase in book value from 4/22/05 to 9/30/05	(6,482)

Estimated fair value at 4/22/05	43,518
Book value at 4/22/05	3,863

Adjustment to fair value	39,655
Percentage acquired	50%

Fair value adjustment at 4/22/05	19,828

(3) Intangible fair value adjustment at 4/22/05 is calculated as follows:

Estimated fair value at 9/30/05	68,000
Change in book value from 4/22/05 to 9/30/05	—

Estimated fair value at 4/22/05	68,000
Book value at 4/22/05	—

Adjustment to fair value	68,000
Percentage acquired	50%

Fair value adjustment at 4/22/05	34,000

(4)    We estimate that certain of HNS’ satellite capacity leases are priced at above market rates. The fair value adjustment represents 50% (i.e., the percentage acquired) of the $2.5 million total adjustment.

(5)    We estimate that the fair value of certain of HNS’ VAST hardware financing arrangements exceeds the carrying amount of such arrangements by $6.9 million as of 9/30. The fair value adjustment represents 50% (i.e., the percentage acquired) of the total adjustment.

(6) The allocation of negative goodwill at 4/22 is calculated as follows:

	PP&E	Capitalized Software	Intangible Assets	Total
50% of book value at 4/22/05 (i.e., portion acquired)	120,027	1,932	—	121,958
Fair value adjustment	145,373	19,828	34,000	199,201

Total estimated fair value	265,400	21,760	34,000	321,159

Percentage of total	82.6%	6.8%	10.6%
Excess of fair value over purchase price	201,661	201,661	201,661

Negative goodwill allocation	166,649	13,663	21,349

(7) The adjusted basis of PP&E at 9/30/05 is calculated as follows:

Adjusted basis at 4/22/05	218,777
Decrease in book value from 4/22/05 to 9/30/05	(7,030)

Adjusted basis at 9/30/05	211,747

(8) The adjusted basis of intangible assets at 9/30/05 is equal to the adjusted basis of intangible assets at 4/22/05.

(9) The adjusted basis of capitalized software at 9/30/05 is calculated as follows:

Adjusted basis at 4/22/05	10,028
Increase in book value from 4/22/05 to 9/30/05	6,482

Adjusted basis at 9/30/05	16,510

(10) The adjusted basis of accrued liabilities at 9/30/05 is calculated as follows:

Book value at 9/30/05	103,997
Fair value adjustment recorded at 4/22/05	1,250

Adjusted basis at 9/30/05	105,247

(11) The adjusted basis of short-term borrowings at 9/30/05 is calculated as follows:

Book value at 9/30/05	32,159
Fair value adjustment recorded at 4/22/05	1,122

Adjusted basis at 9/30/05	33,281

(12) The adjusted basis of long-term borrowings at 9/30/05 is calculated as follows:

Book value at 9/30/05	351,018
Fair value adjustment recorded at 4/22/05	2,325

Adjusted basis at 9/30/05	353,343

(13) PP&E fair value adjustment at 9/30/05 is calculated as follows:

Estimated fair value at 9/30	523,768
Book value at 9/30	233,023

Adjustment to fair value	290,745
Percentage acquired	50%

Fair value adjustment at 9/30	145,373

(14) Capitalized software fair value adjustment at 9/30 is calculated as follows:

Estimated fair value at 9/30/05	50,000
Book value at 9/30/05	10,345

Adjustment to fair value	39,655
Percentage acquired	50%

Fair value adjustment at 9/30/05	19,828

(15) Intangible asset fair value adjustment at 9/30/05 is calculated as follows:

Estimated fair value at 9/30/05	68,000
Book value at 9/30/05	—

Adjustment to fair value	68,000
Percentage acquired	50%

Fair value adjustment at 9/30/05	34,000

(16) The allocation of negative goodwill at 9/30/05 is calculated as follows:

	PP&E	Capitalized Software	Intangible Assets	Total
50% of fair value at 9/30/05 (i.e., portion acquired)	261,884	25,000	34,000	320,884

Percentage of total	81.6%	7.8%	10.6%
Excess of fair value over purchase price	166,654	166,654	166,654

Negative goodwill allocation	136,012	12,984	17,658

HUGHES COMMUNICATIONS, INC.

11717 Exploration Lane

Germantown, Maryland 20876

                February 6, 2006

VIA FACSIMILE & EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, DC 20549-7010

Attn:  Mr. Larry Spirgel

Re:	Hughes Communications, Inc.
Registration Statement on Form S-1 (File No. 333-130136)

Dear Sir:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-1 (File No. 333-130136), as amended by Amendment No. 1, filed on January 10, 2006, Amendment No. 2, filed on January 26, 2006, and Amendment No. 3, filed on February 6, 2006, be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 p.m. Eastern Standard Time on February 10, 2006 or as soon as practicable thereafter.

We hereby acknowledge the following:

•	That, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	That the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	That we may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (301) 428-5500 and that such effectiveness also be confirmed in writing.

Very truly yours, HUGHES COMMUNICATIONS, INC.

By:	/s/ Dean A. Manson
Name: Dean A. Manson Title: Vice President, General Counsel and Secretary

Copy to:

Mr. Derek Swanson

Securities and Exchange Commission

Facsimile: (202) 772-9205